Mail Stop 3561
                                                January 24, 2006


Scott Oglum
Chairman and Chief Executive Officer
Theater Xtreme Entertainment Group, Inc.
250 Corporate Boulevard
Suites E & F
Newark, Delaware 19702

      Re:	Theater Xtreme Entertainment Group, Inc.
      Amendment No. 1 to Registration Statement on Form SB-2
      Filed January 4, 2006
      File No. 333-130058

Dear Mr. Oglum:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Calculation of Registration Fee
1. Please refer to comment 2 in our letter dated December 21, 2005.
We note your revised disclosure indicating selling shareholders will offer and sell their shares at a price of $1.00 per share until the shares are quoted on the OTC Bulletin Board or another market quotation system. We also note the proposed maximum offering price used in your calculation of registration fee table is $0.35, based on a recent equity offering. Please revise your calculation of registration fee table to reconcile with the maximum offering price being offered by selling shareholders. See Rule 457 of Regulation C.
Selling Security Holders, page 26
2. Please refer to comment 3 in our letter dated December 21, 2005.
We note you have identified the beneficial owners of the selling shareholders in the table. Please further revise your disclosure to more clearly indicate the nature of their beneficial ownership. For example, please include footnote disclosure explaining the capacity in which the beneficial owners identified have control in the selling shareholders.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Matthew Benson, Staff Attorney, at (202)
551-
3335 or David Mittelman, Legal Branch Chief, at (202) 551-3214 with any questions.

      							Sincerely,




      							H. Christopher Owings
      							Assistant Director



cc:	Steven B. King, Esq.
	Ballard Spahr Andrews & Ingersoll LLP
	Via Fax: (215) 864-9237
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Scott Oglum
Theater Xtreme Entertainment Group, Inc.
January 24, 2006
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